UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Alexander & Baldwin, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

014482103 (CUSIP Number)

July 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

Page 1 of 5 pages

1	NAME OF REPORTING PERSON The Harry and Jeanette Weinberg Foundation Incorporated I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-6037034
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON CO

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer: Alexander & Baldwin, Inc.

	(b)	Address of the Issuer’s Principal Executive Offices: 822 Bishop Street, P. O. Box 3440, Honolulu, Hawaii 96801.

Item 2.	(a)	Name of Person Filing: The Harry and Jeanette Weinberg Foundation Incorporated (the “Company”)

	(b)	Address of Principal Business Office or, if None, Residence: 7 Park Center Court, Owings Mills, Maryland 21117.

	(c)	Citizenship: The Company is incorporated in the State of Maryland.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 014482103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership. N/A

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Page 3 of 5 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2004

THE HARRY AND JEANETTE WEINBERG FOUNDATION INCORPORATED

By:	/s/ Bernard Siegel
Bernard Siegel
President

Page 5 of 5 pages